EXHIBIT INDEX
EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:
Report of Independent Accountants

To the Board of Directors and Shareholders of The Mexico Equity and Income Fund, Inc.

In planning and performing our audit of the financial statements of The Mexico Equity and Income Fund, Inc. (the "Fund") for the year ended July 31, 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of July 31, 2000.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
September 22, 2000




EXHIBIT B:
RESULTS OF ANNUAL SHAREHOLDERS MEETING
The Fund's annual shareholders meeting was scheduled for December 3, 1999. The meeting was adjourned three times for failure to obtain the necessary quorum to transact business. At the meeting, as reconvened on February 4, 2000, shareholders approved the shareholder proposals presented by Mr. Phillip Goldstein, including his election as a director of the Fund and a proposal that Advantage Advisers, Inc., the Fund's U.S. Co-Adviser ("Advantage") and Acci Worldwide, S.A. de C.V., the Fund's Mexican Adviser ("Acci Worldwide") present to the Board of Directors a proposal designed to afford shareholders an opportunity to promptly realize net asset value ("NAV"). At the meeting as reconvened on February 28, 2000, shareholders ratified the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund for the fiscal year ended July 31, 2000. The shareholder proposal to terminate the Fund's advisory agreements if Advantage Advisers, Inc. and Acci Worldwide, S.A. de C.V. do not present a plan for shareholders to promptly realize net asset value for their shares was withdrawn at the meeting by a representative of Mr. Goldstein, the proponent of the shareholder proposal.

The following table provides information concerning the matters voted on at the meeting:

1. Election of Directors

Nominee                    Votes For         Votes Abstained

Philip Goldstein           4,358,896           29,863

At February 4, 2000, in addition to Phillip Goldstein, the other directors of the Fund were as follows:

		Carroll W. Brewster
		Sol Gittleman
		Alan Rappaport

II. Ratification of PricewaterhouseCoopers LLP as the Independent
Accountants of the Fund

Votes For            Votes Against          Votes Abstained

6,542,906               687,118                 831,351

III. Shareholder Proposal

1. Within 30 days of approval for this proposal, Advantage and Acci Worldwide shall present to the Board of Directors a proposal designed to afford shareholders an opportunity to promptly realize NAV for all their shares.

Votes For          Votes Against           Votes Abstained

4,364,375           3,714,209                  9,515

2. If (a) Proposal No. 1 is approved and (b) within 30 days of such approval Advantage and Acci Worldwide fail to present to the Board of Directors a plan designed to afford shareholders an opportunity to promptly realize NAV for all their shares, the Fund's investment advisory agreements with Advantage and Acci Worldwide shall be terminated as soon as permissible.

Withdrawn on February 28, 2000.

3. If (a) the Board of Directors opposes Proposal No. 1 and (b) Proposal No. 1 is approved, the following ByLaw shall be adopted:
"All compensation earned by the directors shall be held in escrow and not paid to them until the shareholders are able to realize NAV for their shares. This Bylaw may only be altered or repealed by the shareholders."

Votes For           Votes Against          Votes Abstained

4,315,462            3,752,837                 19,800

4. The following Bylaw shall be adopted: "The expenses incurred by the Fund related to any contested meeting of the shareholders shall be limited to those legally required to achieve a quorum and to allow shareholders to cast an informed vote on all matters to be present at such meeting. This Bylaw may only be altered or repealed by the shareholders."

Votes For           Votes Against          Votes Abstained

4,675,510             3,387,585                25,004



RESULTS OF SPECIAL SHAREHOLDERS MEETING
A special meeting of the stockholders was convened on July 14, 2000 to consider and act upon the proposal to liquidate and dissolve the Fund, as set forth in the Plan adopted by the Board of Directors of the Fund. As there were insufficient votes in favor of the proposal to liquidate and dissolve the Fund, the meeting was adjourned and reconvened on August 11, 2000. As there were insufficient votes in favor of the proposal to liquidate and dissolve the Fund at the August 11, 2000 meeting of the stockholders, the meeting was adjourned and reconvened on September 12, 2000.

There were insufficient votes to approve the liquidation and dissolution at the reconvened meeting and the meeting was adjourned and will not be reconvened. The Board has announced its intention to resubmit the liquidation proposal at the Fund's annual stockholders meeting which the Fund expects to hold in the first quarter of 2001.

The following table provides information concerning the matters voted on at the September 12, 2000 meeting:

I. The approval of the liquidation and dissolution of the Fund, as set forth in the Plan of Liquidation and Dissolution.

Votes For    Votes Against    Votes Withheld   Total Voting Shares

5,764,991     446,014             77,051             6,288,056